
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 4, 2011

James D. Dunning, Jr., Chairman & Chief Executive Officer
641 Lexington Avenue, 28th Floor
New York, NY 10022

    Re: Global Cornerstone Holdings Limited
          Amendment No. 3 to Registration Statement on Form S-1
          Filed April 1, 2011
          File No. 333-172120

Dear Mr. Dunning:

       We have reviewed your amended registration statement filed April 1, 2011 and response letter filed March 25, 2011 and have the following comments. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of the Prospectus

1. We note your response to comment 2 in our letter dated March 11, 2011. As Citi will be the sole managing underwriter, please remove all other underwriters from the cover page. Refer to Item 501(b)(8)(i) of Regulation S-K.

Use of Proceeds, page 54

2. We note your response to comment 6 in our letter dated March 11, 2011 and reissue this comment. In this regard, we note that the table indicating the uses of the proceeds does not specifically identify the proceeds that will be used to repay indebtedness.

       You may contact Alfred Pavot at (202) 551-3738 if you have questions regarding financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

                        Sincerely,

                        Pamela Long
                        Assistant Director

cc: Douglas S. Ellenoff, Esq. (via facsimile at (212) 370-7889)
       Stuart Neuhauser, Esq.
       Ellenoff Grossman & Schole LLP
       150 East 42nd Street
       New York, New York 100